

February 20, 2014

Via E-mail
Mr. Daniel J. Hanrahan
President and Chief Executive Officer
Regis Corporation
7201 Metro Boulevard
Edina, MN 55436

> **Re: Regis Corporation**
> **Form 10-K for the Year Ended June 30, 2013**
> **Filed August 27, 2013**
> **Form 10-Q for the Quarterly Period Ended December 31, 2013**
> **Filed February 3, 2014**
> **File No. 1-12725**

Dear Mr. Hanrahan:

We have reviewed your filing and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2013

Item 8. Financial Statements and Supplementary Data

Financial Statements for the Fiscal Year Ended June 30, 2013

Statement of Operations for Years Ended June 30, 2013, 2012 and 2011, pg. 47
Note 5, Investments in and Loans to Affiliates, Empire Education Group, pg. 69

1.   In view of your 55.1% ownership, please disclose in future filings your basis for not consolidating your investment in EEG.

2.   It appears to us that your investment in EEG may be significant as defined by Rule 1-02(w) of Regulation S-X for 2013 and 2012. Please tell us how you considered the

provisions of Rule 3-09 of Regulation S-X in your determination not to include separate financial statements of EEG, for all periods presented. In your response, please provide us with your calculations for all periods presented.

<u>Item 9A. Controls and Procedures</u>

<u>Management's Report on Internal Control over Financial Reporting, pg. 90</u>

3.   In light of the error corrections related to interest expense and certain uncertain tax positions noted in Note 15 on page 89, please tell us how you determined internal controls over financial reporting were effective at June 30, 2013 pursuant to Item 308 of Regulation S-X. Please tell us in your response how the errors were detected, the determination of materiality relative to the errors, and any corrective actions required in your internal controls.

<u>Form 10-Q for the Quarterly Period Ended December 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Service Revenues and Product Revenues, pg. 21</u>

4.   Please tell us and disclose the number of newly constructed salons during the six and twelve months ended December 31, 2013. You disclose the closure of 319 company-owned salons during the twelve months ended December 31, 2013 partially offset by newly constructed salons as part of the reason for the decline in sales services and product revenues for both the three and six months ended December 31, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director